Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitfarms Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bitfarms Ltd. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and comprehensive profit or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 28, 2022

We have served as the Company’s auditor since 2020.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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BITFARMS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of U.S. dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash	5	$125,595	$5,947
Trade receivables	6	1,038	1,103
Other assets	7	6,427	669
Digital assets	8	66,031	—
Digital assets - pledged as collateral	8, 13	86,825	—
Embedded derivative		—	1,449
Assets held for sale	9b	1,211	—
TOTAL CURRENT ASSETS		287,127	9,168

NON-CURRENT ASSETS:
Property, plant and equipment	9	136,850	35,793
Right-of-use assets	15	9,397	5,393
Long-term deposits, equipment prepayments and other	11	86,681	973
Intangible assets	10	1,681	377
Goodwill	4	16,955	—
Deferred tax asset	16a	3,896	—
TOTAL NON-CURRENT ASSETS		255,460	42,536

TOTAL ASSETS		$542,587	$51,704

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables and accrued liabilities	12	$14,480	$2,696
Current portion of long-term debt	14	10,257	17,171
Current portion of lease liabilities	15	4,346	3,626
Credit facility	13	60,002	—
Taxes payable		12,093	316
Warrant liability		—	4,668
TOTAL CURRENT LIABILITIES		101,178	28,477

NON-CURRENT LIABILITIES:
Long-term debt	14	910	174
Lease liabilities	15	9,227	7,397
Asset retirement provision	17	239	209
Deferred tax liability	16a	8,451	—
TOTAL NON-CURRENT LIABILITIES		18,827	7,780

TOTAL LIABILITIES		120,005	36,257

EQUITY:
Share capital		378,893	32,004
Contributed surplus		43,704	5,588
Accumulated deficit		(15)	(22,145)
TOTAL EQUITY		422,582	15,447

TOTAL LIABILITIES & EQUITY		$542,587	$51,704

March 25, 2022	Nicolas Bonta	Emiliano Grodzki	Jeffrey Lucas
Date of approval of the financial statements	Nicolas Bonta, Chairman of the Board of Directors	Emiliano Grodzki, Chief Executive Officer	Jeffrey Lucas, Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(In thousands of U.S. dollars, except earnings per share data)

		For the years ended
	Note	December 31, 2021	December 31, 2020

Revenues	8, 26a	$169,491	$34,703
Cost of sales	25a	58,371	31,830
Gross profit		111,120	2,873

General and administrative expenses	25b	43,238	8,250
Loss (gain) on disposition of digital assets	8	289	(88)
Loss on revaluation of digital assets	8	4,861	—
Loss (gain) on disposition of property, plant and equipment		(848)	1,442
Impairment on property, plant and equipment	9d	1,800	—
Impairment reversal on property, plant and equipment	9b	(1,860)	—
Operating income (loss)		63,640	(6,731)

Net financial expenses	25c	21,003	9,386
Net income (loss) before income taxes		42,637	(16,117)

Income tax expense	16b	20,507	172

Net income (loss) and total comprehensive income (loss)		$22,130	$(16,289)

Net income (loss) per share (in U.S. dollars):	23

Basic earnings (loss) per share		$0.14	$(0.19)

Basic weighted average number of shares		157,651,571	84,915,250

Diluted earnings (loss) per share		$0.13	$(0.19)

Diluted weighted average number of shares for the purpose of calculating diluted earnings per share		169,392,265	84,915,250

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of U.S. dollars, except for quantity of shares)

	Quantity of shares	Share capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of January 1, 2021	88,939,359	$32,004	$5,588	$(22,145)	$15,447

Net income and total comprehensive income	—	—	—	22,130	22,130
Share-based payment (Note 24)	—	—	22,585	—	22,585
Issuance of common shares and warrants (Note 18)	64,526,328	229,712	30,228	—	259,940
Conversion of long-term debt (Note 14)	8,474,577	5,110	(110)	—	5,000
Deferred tax recovery related to equity issuance costs (Note 16)	—	4,287	—	—	4,287
Exercise of warrants and stock options (Note 18)	32,865,629	107,780	(14,587)	—	93,193

Balance as of December 31, 2021	194,805,893	$378,893	$43,704	$(15)	$422,582

Balance as of January 1, 2020	83,620,630	$30,475	$3,469	$(5,856)	$28,088
Net (loss) and total comprehensive (loss)	—	—	—	(16,289)	(16,289)
Share-based payment	600,000	192	2,009	—	2,201
Issuance of common shares, warrants and modification of warrants	1,004,350	131	—	—	131
Long-term debt conversion feature	—	—	110	—	110
Reclassification of warrants from equity to liability and share issuance in partial settlement of warrant liability	500,000	(791)	—	—	(791)
Exercise of warrants and stock options	3,214,379	1,997	—	—	1,997

Balance as of December 31, 2020	88,939,359	$32,004	$5,588	$(22,145)	$15,447

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

		For the years ended
	Note	December 31, 2021	December 31, 2020
Cash flows from (used in) operating activities:
Net income (loss)		$22,130	$(16,289)
Adjustments for:
Depreciation and amortization		24,476	11,486
Impairment on property, plant and equipment	9d	1,800	—
Impairment reversal on property, plant and equipment	9b	(1,860)	—
Net financial expenses	25c	21,003	9,386
Digital assets mined	8	(164,393)	—
Digital assets liquidated	8	6,387	—
Loss on disposition of digital assets	8	289	—
Loss on revaluation of digital assets	8	4,861	—
Share-based payment	24	22,585	2,201
Interest and financial expenses paid		(3,981)	(4,246)
Deferred taxes	16a	8,842	—
Gain on disposition of marketable securities	25c	6,149	—
Loss (gain) on disposition of property, plant and equipment		(848)	1,442
Changes in non-cash working capital components	27	15,390	3,243
Net change in cash related to operating activities		(37,170)	7,223

Cash flows used in investing activities:
Purchase of property, plant and equipment and intangible assets		(108,161)	(4,453)
Proceeds from sale of property, plant and equipment		1,109	879
Acquisition through business combination	4	(23,000)	—
Equipment prepayments and other	11	(85,095)	(31)
Net change in cash related to investing activities		(215,147)	(3,605)

Cash flows from financing activities:
Issuance of common shares and warrants	18	259,174	54
Exercise of warrants and stock options	18	63,317	1,997
Repayment of lease liabilities		(4,233)	(1,462)
Repayment of long-term debt		(20,499)	(488)
Proceeds from long-term debt	13	14,227	84
Proceeds from credit facility		60,000	—
Net change in cash related to financing activities		371,986	185

Exchange rate differences on currency translation		(21)	(15)

Net change in cash		119,648	3,788
Cash at the beginning of the year		5,947	2,159

Cash at the end of the year		$125,595	$5,947

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 1: REPORTING ENTITY AND LIQUIDITY

a.

Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company mainly consist of cryptocurrency mining and are divided into multiple jurisdictions described in Note 26 “Geographical Information”. The Company’s operations are predominantly in Canada and the United States, with new operations having commenced in Paraguay in 2022 and construction of a new facility having commenced in Argentina.

b.	Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and its ability to maintain sufficient liquidity to meet its commitments and minimum collateral requirements for its revolving credit facility, as described in Note 11 and Note 13, respectively. In addition, adverse changes to the factors mentioned above may impact the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment charges being recorded. 9159-9290 Quebec Inc. (“Volta”), a wholly owned subsidiary, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

The common shares of the Company are listed under the trading symbol BITF on Nasdaq and on the TSX Venture Exchange.

c.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The potential impacts that COVID-19 may have on the Company includes increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and construction materials required to achieve the Company’s growth objectives. The Company has been, and is expected to continue to be, operating throughout the pandemic. No significant impact of COVID-19 has been observed on the Company’s existing operations for the year ended December 31, 2021; however; the Company has observed longer than usual lead times and greater price fluctuations than usual in procuring mining equipment and construction materials required for the Company’s growth objectives. It is not possible to reliably estimate the length and severity of these developments as well as their impact on the financial results and position of the Company and its operating subsidiaries in future periods.

d.	In these financial statements, the following terms shall have the following definitions:

1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Ankara Suites S.A
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment (including miners)
8	CAD	Canadian Dollars
9	ARS	Argentine Pesos

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of the financial statements:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (IFRS).

The consolidated financial statements have been prepared on a cost basis, except for derivative financial instruments and digital assets that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

b.	The operating cycle:

The Company’s activities have a one year operating cycle. Accordingly, the assets and liabilities are classified in the statement of financial position as current assets and liabilities based on the Company’s operating cycle. The operating cycle of the Company is to mine digital assets and then routinely deposit them into custody, or convert them to fiat currency as needed.

c.	Consolidated financial statements:

These financial statements consolidate the Company’s subsidiaries from the date of acquisition until the date that control is lost. The subsidiaries are controlled by the Company, where control is achieved when the Company is exposed to or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The financial statements of the Company and its subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all subsidiaries of the Company. Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

d.	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed).

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (CGUs) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

e.	Function currency and presentation currency:

1.	Functional currency and presentation currency:

The financial statements are presented in U.S. Dollars, which is the functional currency of the parent company, as well as the functional currency of Backbone, Backbone Argentina, Backbone Paraguay and Backbone Mining. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The functional currency of Volta, a Canadian subsidiary, is the Canadian dollar.

The Company determines the functional currency of each subsidiary. Volta has a Canadian functional currency, and, as such, assets and liabilities are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive income. The translation differences on foreign currency translation of Volta was immaterial for the years ended December 31, 2021 and December 31, 2020.

2.	Transactions, assets and liabilities in foreign currency:

Transactions in foreign currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currency are subsequently translated into the functional currency at the exchange rate in effect at each reporting date. Exchange rate differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are included in profit or loss. Non-monetary assets and liabilities in foreign currency stated at cost are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities in foreign currency carried at fair value are translated at the exchange rate at the date on which the fair value was determined.

f.	Revenue recognition:

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

1.	Revenues from cryptocurrency mining:

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of cryptocurrency. The Company measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cryptocurrency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and under accumulated other comprehensive income in equity. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as at the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as digital assets, which are classified as current assets as management has determined that the cryptocurrency on hand at the end of the reporting period have markets with sufficient liquidity to allow conversion within the Company’s normal operating cycle. The Company presents cryptocurrency pledged as collateral separate from unencumbered cryptocurrency.

2.	Revenues from hosting cryptocurrency mining equipment:

The Company has entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time. These contracts have been terminated as of December 31, 2021.

3.	Revenue from electrical services:

The Company, through Volta, sells electrical components and provides electrician installation for those components as well as repair and maintenance services. Revenues from providing services are recognized according to the stage of completion of the transaction as at the balance sheet date. The stage of completion is estimated based on the costs incurred for the transaction compared to the estimated cost of completion for the project. According to this method, revenues are recognized in the reporting period in which the services are provided. In the event that the outcome of the contract cannot be measured reliably, the revenues are recognized to the extent of the recoverable expenses incurred.

Any amounts received in advance for future services to be provided are recorded as deferred revenues (contract liability), grouped with trade payables and accrued liabilities, and recognized as revenue in profit or loss when the services are rendered.

g.	Income tax:

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or loss or directly in shareholders’ equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes as long as the disposal of the investments in investees is not probable in the foreseeable future.

h.	Leases:

The accounting policy for leases is applied as follows:

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee:

The Company applies a single recognition and measurement approach for all leases except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

1.	Right-of-use assets:

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Vehicles and other	Straight-line	3-5 years
BVVE and Electrical components	Sum of years	5 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset and is classified with property plant and equipment. Refer to the accounting policies in section j Property, plant and equipment.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section l, Impairment of non-financial assets.

2.	Lease liabilities:

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

3.	Short-term leases and leases of low value assets:

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and farming facilities (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Company also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

i.	Assets held for sale:

Non-currents assets or a disposal group are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to their sale, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification. From the date of such initial classification, these assets are no longer depreciated and are presented separately as current assets at the lower of their carrying amount and fair value less costs to sell. Other comprehensive income (loss) in respect to a non-current asset or a group of non-current assets that is classified as held for sale is presented separately in equity.

When an entity no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Property, plant and equipment:

Property, plant and equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Property, plant and equipment are depreciated as follows:

Blockchain validation and verification equipment (“BVVE”)	—	Sum of years, declining over 5 years
Mineral assets *	—	Units of production method
Electrical equipment	—	Sum of years, declining over 5 years
Leasehold improvements	—	See below
Buildings	—	Declining balance, 4%
Vehicles	—	Declining balance, 30%

*	Since the acquisition of mineral assets in 2018, there has been no production.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

The sum of years depreciation method is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20.00%	13.33%	6.67%

k.	Intangible assets:

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful lives using the sum of years method and are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end. Intangible assets consist of acquired software and a below market lease acquired in a business combination used in the Company’s cryptocurrency mining operations.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets are amortized as follows:

Computer software	—	Sum of years, declining over 5 years
Favourable lease	—	See below

Software:

The Company’s assets include computer systems comprised of hardware and software. Certain hardware comes pre-installed with firmware. Without this firmware, the hardware could not function and therefore both the hardware and firmware are classified within property plant and equipment. In contrast, stand-alone software that adds functionality to the hardware is classified as an intangible asset.

The sum of years depreciation method for computer software is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20.00%	13.33%	6.67%

Favourable lease:

The favourable lease acquired during the business acquisition described in Note 4 is depreciated on a straight-line basis over the the lease term.

l.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the CGU to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

14

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Financial instruments:

1.	Financial assets:

Initial recognition and measurement:

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

Subsequent measurement:

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost includes trade receivables and certain items included in other assets. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. This category includes the embedded derivative arising from the repayment terms of the Dominion loan described in Note 14. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Impairment:

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

15

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial liabilities:

Initial recognition and measurement:

Financial liabilities are classified at initial recognition at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade payables and accrued liabilities, credit facility and long-term debt.

Subsequent measurement:

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. Financial liabilities at fair value through profit or loss included a warrant liability, subject to the amendment of the warrant terms as described in Note 14 and the warrants issued in the private placements described in Note 18. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings.

3.	Derecognition of financial assets:

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

4.	Derecognition of financial liabilities:

Financial liabilities are derecognized when and only when they are extinguished - that is, when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash; providing other financial assets, goods or services, or is otherwise legally released from the liability.

n.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

16

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

Level 1	—	Unadjusted quoted prices in an active market of identical assets and liabilities
Level 2	—	Non-quoted prices included in Level 1 that are either directly or indirectly observable
Level 3	—	Data that is not based on observable market information, such as valuation techniques without the use of observable market data

o.	Provisions:

Under IAS 37, provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Asset retirement provisions:

These provisions relate to Backbone’s legal obligation, in relation to its leased properties, to restore the properties to their original condition at the end of the lease period. The provisions are calculated at the present value of the expected costs to settle the obligations using estimated future cash flows discounted at a rate that reflects the risks specific to the obligations. Changes in the estimated future costs, or in the discount rate applied, are recorded as an adjustment of the cost of the related asset.

Lawsuits:

A provision for legal claims against the Company is recorded when the Company has a present legal or constructive obligation as a result of past events, and that is more likely than not to be settled with an outflow of economic resources that can be measured reliably.

p.	Shared-based transactions:

Certain employees of the Company are entitled to benefits by way of share-based payment settled with equity instruments.

Transactions settled with equity instruments:

The cost of employee services paid in equity instruments is measured at the fair value of the equity instruments as at the grant date. The fair value is determined using a generally accepted option pricing model. Equity settled transactions with other services providers is measured at the fair value of the goods or services received in return for the equity instruments. The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in contributed surplus during the period which the performance and/or service conditions are to be satisfied and ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest.

17

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Expenses related to grants that do not vest are not recognized, except for grants whose vesting is contingent on market conditions that are treated as vested regardless of these conditions, assuming all other vesting conditions (service and/or performance) were met.

When the Company modifies the terms of equity-settled transactions, an additional expense is recognized, calculated as the increase in the fair value of the compensation granted in excess of the original expense, on the date of the modification. Cancellation of equity settlement that has not vested is treated as if it had vested on the date of cancellation, with the unrecognized expense recognized immediately. However, if the cancellation is subsequently replaced by a new agreement and is designated as an alternative settlement, then it is treated as a modification of the original agreement as described above.

q.	Earnings per share:

Earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding during the period. Potential common shares are included in the calculation of diluted earnings per share if their effect dilutes earnings per share from continuing operations. Potential common shares that were converted during the period are included in diluted earnings per share only up to the conversion date, and from that date are included in basic earnings per share.

r.	Share capital:

Share capital represents the amount received on the issuance of shares, less issuance costs (net of tax).

s.	Employee benefits:

The cost of short-term employee benefits is recognized in the period in which the services are rendered.

t.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received before issue expenses to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to undertake several judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

18

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Cont.)

Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

a.	Judgements

Revenue recognition:

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for accounting for the revenue recognition from cryptocurrency mining as well as subsequent measurement of cryptocurrency held. Management has determined that revenues should be recognized as the fair value of cryptocurrencies received in exchange for mining services on the date that cryptocurrencies are received and subsequently measured as an intangible asset. Management has exercised significant judgement in determining the appropriate accounting treatment. In the event authoritative guidance is issued by the IASB, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

Significant judgement in determining the lease term of contracts with renewal options:

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company has the option under some of its leases to lease the assets for additional terms of three to ten years. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Company included the renewal period as part of the lease term for leases of most farming facilities due to the significance of these assets to its operations. The Company has not included renewal periods for farming facilities beginning 10 years from the commencement of the lease.

b.	Estimates and assumptions

Property, plant and equipment and intangible assets:

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes based on additional available information are accounted for prospectively as a change in accounting estimate.

Impairment of property, plant and equipment and intangibles:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The Company reviews the need for recording impairment of mineral assets, as detailed in Note 9d, for which purpose it engaged an independent external appraiser to assist in determining the value of the assets. The fair value was determined through use of the market approach, which includes analyzing similar and comparable mineral properties and making adjustments for differences between those properties and the subject among certain identifiable parameters.

19

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Cont.)

Reversal of impairment of property, plant and equipment:

The Company evaluates the need to reverse impairment of non-financial assets whenever events or changes in circumstances indicate that the previous impairment loss recognized may no longer exist or may have decreased. The impairment of non-financial assets except for goodwill is reversed up to the carrying amount of the non-financial assets that would have been determined, net of depreciation, had no impairment loss been recognized. Management exercised significant judgement in estimating the inputs used to determine the value in use of its property, plant and equipment and intangible assets.

Goodwill:

In the fourth quarter of each year and when there is an indication that goodwill is impaired, the Company performs an annual test for goodwill impairment for each of its CGUs or group of CGUs to which goodwill is allocated. Management exercised significant judgement in estimating the inputs used to determine the value in use of its CGUs to which goodwill is allocated.

Long-term debt:

The Company entered into a secured debt financing facility with Dominion Capital LLC consisting of four equal loan tranches in 2020. Upon the drawdown of each loan tranche, management exercised significant judgement in determining the effective interest rates and the fair market value of the warrants issued in connection with each tranche. Management also exercised significant judgement in determining the fair market value of the embedded derivative, which was derecognized in 2021. The key assumptions and methodologies used by management are described in Note 14.

NOTE 4: BUSINESS COMBINATION

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington state through its wholly owned subsidiary, Backbone Mining Solutions LLC, comprising land, buildings, 17 megawatts of electrical infrastructure, power purchase agreements totaling 12 megawatts and in process power purchase agreement applications totaling 12 megawatts with a local hydro-electric utility producer. The consideration transferred was $26,676, including $23,000 of cash consideration and 414,508 Common shares with a value of $3,676 on the closing date. The seller entered into a consulting agreement with the Company in the amount of $2,000 for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a 5 megawatt cryptocurrency mining facility with monthly payments of $110.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure to accommodate the Company’s expected delivery schedule of mining equipment.

20

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 4: BUSINESS COMBINATION (Cont.)

The following are the fair values of the identifiable assets of the date of the acquisition:

November 9,
2021
Consideration transferred
Cash paid at closing	$23,000
Value of 414,508 common shares transferred at closing	3,676
Fair value of total consideration transferred	$26,676

Recognized amounts of identifiable assets acquired
Electrical components	$7,081
Buildings	755
Land	85
Intangible assets - favorable lease	1,800
Total identifiable assets acquired	$9,721

Goodwill	$16,955

Goodwill consists mainly of the benefit the Company expects to receive from acquiring a turnkey facility with active power purchase agreements compared to the timeline and process the Company would undertake to procure new power purchase agreements, the materials and equipment required to build a facility and complete the construction process. The entire amount of goodwill is expected to be deductible for tax purposes.

From November 9, 2021 to December 31, 2021, the Company generated $7,690 of revenues mainly from using the S19j pros installed at the facility. Prior to the acquisition, the Company incurred hosting fees of $3,907.

The purchase price allocation for acquisitions reflects fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, based on their condition, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. The Company expects to finalize the accounting for the acquisition in its interim condensed consolidated financial statements as at and for the three months ending March 31, 2022.

NOTE 5: CASH

	December 31,	December 31,
	2021	2020
Cash in USD	$120,846	$3,277
Cash in USD held in trust	322	—
Cash in CAD	3,475	2,670
Cash in ARS	952	—
	$125,595	$5,947

NOTE 6: TRADE RECEIVABLES

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Most trade receivables are derived from the sale of electrical components and services to external customers by the Company’s wholly owned subsidiary, Volta. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

21

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 6: TRADE RECEIVABLES (Cont.)

Information about the credit risk exposure of the Company’s trade receivables as of December 31, 2021 is as follows:

	Trade receivables aging
	1-30 days	31 - 60 days	61 - 90 days	>91 days	Allowance for ECL	Total

Gross carrying amount	$441	$382	$73	$260	$(118)	$1,038

NOTE 7: OTHER ASSETS

	December 31,	December 31,
	2021	2020
Electrical component inventory	$548	$169
Sales taxes receivable	1,980	297
Prepaid expenses and other	3,202	203
Insurance refund (Note 9c) and other receivable	697	—
	$6,427	$669

NOTE 8: DIGITAL ASSETS

Bitcoin transactions and the corresponding values for the years ended December 31, 2021, and 2020 were as follows:

	Year ended December 31,
	2021		2020
	Quantity	Value	Quantity	Value
Balance as of January 1,	—	$—	—	$—
Bitcoin mined*	3,453	164,393	3,014	31,125
Bitcoin exchanged for cash and services	(105)	(4,841)	(2,641)	(27,467)
Bitcoin exchanged for long-term debt repayment	(47)	(1,546)	(373)	(3,586)
Gain (Loss) on disposition of Bitcoin	—	(289)	—	88
Prior period accounting policy change	—	—	—	(160)
Revaluation of digital assets	—	(4,861)	—	—
Balance of digital assets as of December 31,	3,301	152,856	—	—
Less digital assets pledged as collateral as of December 31,**	(1,875)	(86,825)	—	—
Balance of digital assets excluding digital assets pledged as collateral as of December 31,	1,426	$66,031	—	$—

*	Management estimates the fair value of Bitcoin mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement.

**	See Note 13 for details of the Company’s credit facility and Bitcoin pledged as collateral.

22

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

a.	As at December 31, 2021, and December 31, 2020, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2021	$52,676	$9,000	$3,263	$2,707	$448	$68,094
Additions through business combination (Note 4)	7,081	—	840	—	—	7,921
Additions during the period	114,323	—	470	3,265	136	118,194
Dispositions during the period	(6,146)	—	(24)	(189)	(37)	(6,396)
Transfer to assets held for sale	(11,287)	—	—	—	—	(11,287)
Balance as of December 31, 2021	156,647	9,000	4,549	5,783	547	176,526

Balance as of January 1, 2020	54,127	9,000	2,721	2,415	381	68,644
Additions during the period	9,548	—	542	306	80	10,476
Dispositions during the period	(10,999)	—	—	(14)	(13)	(11,026)
Balance as of December 31, 2020	52,676	9,000	3,263	2,707	448	68,094

Accumulated Depreciation:
Balance as of January 1, 2021	30,042	—	185	1,861	213	32,301
Depreciation	22,233	—	104	396	79	22,812
Dispositions during the period	(5,172)	—	(3)	(148)	(28)	(5,351)
Transfer to assets held for sale	(10,026)	—	—	—	—	(10,026)
Impairment	—	1,800	—	—	—	1,800
Impairment reversal	(1,311)	—	—	(549)	—	(1,860)
Balance as of December 31, 2021	35,766	1,800	286	1,560	264	39,676

Balance as of January 1, 2020	28,976	—	101	1,641	152	30,870
Depreciation	9,762	—	84	234	68	10,148
Dispositions during the period	(8,696)	—	—	(14)	(7)	(8,717)
Balance as of December 31, 2020	30,042	—	185	1,861	213	32,301
Net book value as of
December 31, 2021	$120,881	$7,200	$4,263	$4,223	$283	$136,850
December 31, 2020	$22,634	$9,000	$3,078	$846	$235	$35,793

23

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT (Cont.)

b.	Impairment reversal and assets held for sale

During the year-ended December 31, 2018, the Company recorded an impairment loss on its cryptocurrency mining CGU which resulted in $16,465 of impairment being allocated to BVVE and electrical components and leasehold improvements due to a significant decline in the Bitcoin market price. As of December 31, 2021, the Company assessed whether there was an indication that the impairment loss recognized in 2018 may no longer exist or may have decreased, and concluded that there were observable indications that the CGU’s value had increased during the period. As a result, the Company’s management estimated the recoverable amount of the CGU, using a value in use calculation based on the present value of the expected cash flows over the estimated remaining useful life of the previously impaired CGU assets of approximately 1.5 years. Based on management’s calculations, an impairment reversal of $970 relating to the CGU was recognized during the period.

The increased carrying amount of the CGU assets reflects the carrying amount of the CGU assets that would have been determined, net of depreciation, had no impairment loss been recognized in 2018. Mining assets outside of Quebec and Antminer S9 miners were not included in the CGU for the purposes of the impairment reversal calculation. The Company has ceased using the Antminer S9 miners and has plans to dispose of them within the next 12 months. Management has determined that the Antminer S9 miners meet the criteria to be classified as held for sale, and determined that the carrying amount, including the impairment recognized in 2018, was less than the estimated fair value less costs to sell. As a result, the Company recognized an impairment reversal of $890 relating to the impaired Antminer S9 miners held for sale, reflecting the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in 2018. The total impairment reversal recognized during the period relating to the CGU assets and the assets held for sale totaled $1,860. The key assumptions used in the value in use calculation are as follows:

Revenues – Two optimistic and two pessimistic scenarios and one status quo scenario, each with estimated future bitcoin price and network difficulty, were used to project revenues from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes. The weighted average daily revenue per Terahash used in the value in use calculation was $0.22/Terahash.

Discount rate – the discount rate reflects management’s assumptions regarding the unit’s specific risk. The discount rate used was estimated at 18.3%, with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.

Energy prices – management estimated that energy prices would remain constant for the duration of the forecasted years at $0.04 per kilowatt hour in Quebec.

Terminal value – management estimated the terminal value of the miners included in the CGU for the purposes of the impairment reversal to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate, multiplied by 180 days.

24

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT (Cont.)

c.	Further details of the quantity and models of BVVE held by the Company are as follows:

	MicroBT Whatsminer (BTC)*	Bitmain S19j Pro	Innosilicon T3 & T2T (BTC)**	Canaan Avalon A10 (BTC)	Other Bitmain Antminers (BTC)***	Total
Quantity as of January 1, 2021	8,394	—	6,446	1,024	11,244	27,108
Additions during the period	10,397	7,172	—	—	—	17,569
Dispositions during the period	(116)	—	—	—	(3,171)	(3,287)
Quantity as of December 31, 2021	18,675	7,172	6,446	1,024	8,073	41,390

*	Includes 4,311 M20S, 2,062 M30S, 6,391 M31S and 5,911 M31S+ miners

**	Includes 5,082 T3 and 1,364 T2T miners

***	Includes 1,645 Antminer T15 and 368 Antminer S15, and 6,060 Antminer S9 miners that were classified as assets held for sale as described in Note 9b.

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 3,000 Whatsminer M31S+ with a net book value of approximately $5,422 as described in Note 15.

During the year ended December 31, 2021, 116 M31S miners with a carrying value of $780 suffered fire damage and could not be repaired. The miners were derecognized as a loss on disposal of property, plant and equipment. The Company submitted an insurance claim for the irreparable miners during the year-ended December 31, 2021. In January 2022, the Company received a reimbursement from its insurer in the amount of $685. The reimbursement was accrued as other assets as of December 31, 2021 and recorded as a reduction of the loss on disposal of property, plant and equipment described above.

d.	In connection with the reverse acquisition of Bitfarms Ltd (Israel), the Company engaged an independent appraiser to determine the fair value as at the acquisition date, April 12, 2018 of Suni, an iron ore deposit located in Canada, held by the acquiree. The appraiser’s valuation report was based on the comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9,000. The independent appraiser was engaged also to determine Suni’s fair value as at December 31, 2021 and 2020. Using the same valuation techniques, the appraiser determined that the value of Suni was $7,700 on December 31, 2021, or $7,200 reflecting estimated costs to sell, compared to $9,000 on December 31, 2020 which resulted in impairment of $1,800 to Suni’s value. The fair value measurement is categorized as level 2 in the fair value hierarchy. The Company also holds interests in three additional mineral properties: Hidden Lake gold mine, Victorine Gold mine and Pembroke silver mine. It is management’s view that these three mines are unlikely to be of significant value and as a result they were not reflected in the purchase price allocation of the reverse acquisition. The above-mentioned mineral assets, including Suni, were inactive during the reporting periods and as of the date of approval of the consolidated financial statements.

25

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 10: INTANGIBLE ASSETS

	Systems software	Favourable lease	Total
Cost:
Balance as of January 1, 2021	$5,150	$—	$5,150
Additions through business combination (Note 4)	—	1,800	1,800
Balance as of December 31, 2021	5,150	1,800	6,950

Balance as of January 1, 2020	5,088	—	5,088
Additions	62	—	62
Balance as of December 31, 2020	5,150	—	5,150

Accumulated amortization and impairment :
Balance as of January 1, 2021	4,773	—	4,773
Amortization	235	261	496
Balance as of December 31, 2021	5,008	261	5,269

Balance as of January 1, 2020	4,422	—	4,422
Amortization	351	—	351
Balance as of December 31, 2020	4,773	—	4,773
Net book value as of
December 31, 2021	$142	$1,539	$1,681
December 31, 2020	$377	$—	$377

NOTE 11: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

	December 31,	December 31,
	2021	2020
VAT receivable*	$2,067	$—
Security deposits for energy, insurance and rent	1,555	942
Equipment prepayments	83,059	31
	$86,681	$973

*	See note 19d for further details to the Company’s foreign currency risk on VAT receivable in Argentine Pesos.

The Company has deposits on BVVE and electrical components in the amount of $83,059, mainly for outstanding orders placed consisting of 48,000 Whatsminer miners with expected delivery in 2022. The Company is exposed to counterparty risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from the larger more established suppliers and with whom the company has existing relationships and knowledge of their reputation in the market.

26

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 11: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS (Cont.)

The Company’s remaining payment obligations in connection with the 48,000 unit purchase agreement and an additional purchase agreement for 1,200 Antminer miners are outlined below:

December 31,
2021
Three months ending March 31, 2022	$45,642
Three months ending June 30, 2022	44,239
Three months ending September 30, 2022	28,391
Three months ending December 31, 2022	13,890
$132,162

The Company will require additional sources of financing to meet the payment obligations included in the table above. As described in Note 1, if the Company were unable to obtain such financing, or the Bitcoin price and network difficulty were adversely impacted, then the Company may have difficulty meeting its payment obligations. If the Company were unable to meet its payment obligations, there could result in the loss of equipment prepayments and deposits paid by the Company under the purchase agreements and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under these circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

The Company also entered into one ten-year lease agreement for a future facility in Quebec, with monthly payments totaling $64 ($81,500 CAD) which is expected to commence the first quarter of 2022.

NOTE 12: TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2021	2020
Trade accounts payable and accrued liabilities	$9,873	$2,059
Government remittances	4,607	637
	$14,480	$2,696

NOTE 13: CREDIT FACILITY

December 31,
2021
Revolving credit facility	$60,000
Interest payable on revolving credit facility	2
$60,002

27

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 13: CREDIT FACILITY (Cont.)

On December 30, 2021, the Company entered into a secured revolving credit facility up to $100,000 for a term of 6 months with Galaxy Digital LLC (the Facility Lender). The facility bears interest at a rate of 10.75% per annum with an unused fee of 0.75% per annum charged on the unused portion of the $100,000 facility. The facility is secured by Bitcoin, with the minimum value of Bitcoin pledged as collateral calculated as 143% of the amount borrowed. The Company is required to contribute additional collateral to the Facility Lender any time the value of the Bitcoin pledged as collateral is below 133% of the amount borrowed. The Company also has the right to require the Facility Lender to return any Bitcoin when the value of the Bitcoin pledged as collateral exceeds 143% of the amount borrowed. A substantial decrease in Bitcoin price may result in the Company being unable to meet the minimum Bitcoin collateral requirements, which could result in the disposition of the Company’s Bitcoin pledged as collateral by the Facility Lender, or repayment of the facility in fiat currency on demand. The Company is exposed to counterparty risk as it is reliant on the Facility Lender to return the Bitcoin collateral upon extinguishment of the credit facility.

This agreement contains a covenant where the ending balance of the Company’s net assets of any calendar month cannot decline by:

a.	25% or more compared to the previous month
b.	50% or more compared to three months ago
c.	50% or more compared to any calendar month in the immediately preceding calendar year

As of February 28, 2022, the most recently completed calendar month, the Company was in compliance with all of the covenants described above.

As of December 31, 2021 the Company had drawn $60,000 of the facility and pledged 1,875 Bitcoin as collateral with a fair market value of $86,825. The pledged Bitcoin is held in a segregated Coinbase Custody account owned by the Facility Lender. Subsequent to year end, an additional 739 BTC were held as collateral by the Facility Lender due to the decline in Bitcoin price.

NOTE 14: LONG-TERM DEBT

	December 31,	December 31,
	2021	2020
Dominion Capital loan	$—	$17,092
Equipment financing	11,039	—
Volta note payable	128	253
Total long-term debt	11,167	17,345
Less current portion of long-term debt	(10,257)	(17,171)
Non-current portion of long-term debt	$910	$174

28

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 14: LONG-TERM DEBT (Cont.)

a)	Dominion Capital loan

On March 15, 2019, the Company entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). The debt facility was structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bore interest at 10% per annum and the term of each loan tranche was 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month was required in repayment of the total loan tranches drawn. The loan contained a “make-whole” clause which stipulated that the 10% interest rate was calculated on the initial principal balance of the loan tranche and did not decrease as the principal balance was repaid.

The 10% interest rate was calculated over the 24-month term of each loan tranche regardless of whether the loan tranche was repaid prior to its maturity. Any unpaid interest at the time of the loan tranche’s early repayment was included in the balloon payment. The loan features resulted in a loan liability measured at amortized cost, a warrant component recorded as equity, a warrant component recorded as a liability measured at fair value through profit or loss, and an embedded derivative measured at fair value through profit or loss described below.

In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. The 10% make-whole clause described below remained in effect for the 6 month extension of the second loan tranche. In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature was exercisable by Dominion Capital at any time until the loan’s maturity date in June 2021. In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares. In February 2021, the Company repaid the remaining debt obligation in its entirety.

Loan liability

The loan liability was initially measured as the residual amount of the proceeds received, net of transaction costs and the fair value of the warrant issuance. The loan was then measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts were determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management estimated Backbone’s future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. Upon inception of each loan tranche, the effective interest rates were determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. Included in financial expenses for the year ended December 31, 2021 is $472 (December 31, 2020: $5,315) of interest expense related to the loan.

Warrant issuance

Bitfarms Ltd. also issued 1,666,667 Lender warrants, which vested upon issuance, to acquire 1,666,667 shares of Bitfarms Ltd. for each loan tranche drawn with an exercise price of $0.40 USD per share and an expiration date of five years. As a result, an aggregate of 6,666,668 Lender warrants to acquire 6,666,668 shares have been issued, of which 1,250,000 were exercised as of December 31, 2020. The remaining 5,416,668 warrants were exercised in January and February 2021 resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500, see Note 18. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

29

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 14: LONG-TERM DEBT (Cont.)

In addition to the loan modifications described above, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The Black Scholes model and the inputs described in Note 18 were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants for the year ended December 31, 2021 of $2,466 included in net financial expenses (December 31, 2020: $nil).

Embedded derivative

The value of the “make-whole” clause described above varied based on management’s projections of the timing of the loan repayment, which are based on Backbone’s cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. The early repayment of the loan resulted in the company recording a loss on embedded derivative for the year ended December 31, 2021 $2,641 included in net financial expenses (December 31, 2020: a gain of $973). See Note 25c.

b)	Equipment financing

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 Whatsminer miners referred to as “Foundry Loans #1, #2, #3 and #4”.

In June 2021, the Company modified the terms of three lease agreements with its lender, Blockfills, for 4,000 Whatsminer miners to convert them to loan agreements. The key terms, such as interest rates, term and payment schedules remain unchanged. A total of $3,904 was reclassified from lease liabilities to long-term debt as a result of the modification. The right-of-use assets related to the three leases were classified in property, plant and equipment and as a result no reclassification was made. Details of the equipment financing and the balance of the loans and the net book value (NBV) of their related collateral, as of December 31, 2021, are as follows:

	Maturity date	Rate	Monthly repayment	Long-term debt balance	NBV of Collateral	Collateral*
Blockfills loan #1	August 2022	22.2%	$92	$648	$1,022	1,000
Blockfills loan #2	September 2022	17.8%	134	1,067	1,722	2,000
Blockfills loan #3	October 2022	18.6%	67	574	973	1,000
Foundry loan #1	September 2022	18.6%	551	4,620	7,917	1,465
Foundry loan #2	March 2023	16.5%	102	1,294	1,911	300
Foundry loan #3	April 2023	16.5%	95	1,287	1,591	300
Foundry loan #4	May 2023	16.5%	108	1,549	1,862	400
Total			$1,149	$11,039	$16,998	6,465

*	Represents the quantity of Whatsminers received in connection with the equipment financing and pledged as collateral for the related loan.

30

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 15: LEASES

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and their activity during the year ended December 31, 2021:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As at January 1, 2021	$5,129	$180	$84	$5,393	$11,023
Additions and extensions to ROU assets	5,713	205	21	5,939	5,911
Additions to property, plant and equipment	—	—	—	—	7,786
Depreciation	(1,040)	(99)	(29)	(1,168)	—
Lease termination	(764)	(3)	—	(767)	(892)
Lease liabilities converted to long-term debt	—	—	—	—	(3,904)
Payments	—	—	—	—	(5,746)
Issuance of warrants	—	—	—	—	(2,160)
Interest	—	—	—	—	1,513
Foreign exchange	—	—	—	—	42
As at December 31, 2021	$9,038	$283	$76	$9,397	$13,573
Less current portion of lease liabilities					(4,346)
Non-current portion of lease liabilities					$9,227

During the year ended December 31, 2021, the Company modified the terms of three two-year lease agreements for mining hardware, with a balance of $3,904 at the time of conversion, in June 2021, resulting in the lease liabilities being reclassified to long-term debt as described in Note 14b. No changes were made to the payment terms, interest rate or security interest of the former leases.The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+, with a net book value of approximately $5,422, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 9.

During the year, the Company issued 468,013 warrants to the former lessor with an exercise price of $0.40 USD and expiring in May 2023 for a total cost of $2,160. The cost of these warrants was added to the cost of the leased assets which were recorded as an addition to property, plant and equipment and will be amortized over the useful life of the corresponding assets. The inputs used to value the grant using the Black-Scholes model were as follows:

Grant date	May 11, 2021
Dividend yield (%)	—
Expected share price volatility (%)	139%
Risk-free interest rate (%)	0.05%
Expected life of warrants (years)	1.00
Share price (CAD)	6.04
Exercise price (USD)	0.40	USD
Fair value of warrants (USD)	4.62	USD
Quantity of warrants granted*	468,013

*	All warrants issued are for the purchase of one common share in the Company

31

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 16: INCOME TAXES

a.	Deferred taxes

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity. The Company’s deferred tax liability as of December 31, 2021 was $8,451 and its deferred tax asset was $3,896.

b.	Taxes included in profit or loss:

	Year ended December 31,
	2021	2020
Current tax expense:
Current year	$12,358	$310
Prior year	(693)	(138)

Deferred tax expense:
Current year	8,665	—
Prior year	177	—
	$20,507	$172

In addition to the taxes included in profit or loss, a deferred tax recovery of $4,287 was recorded through equity as it related to expenses recorded as a reduction of equity in connection with the Company’s Private placements and at-the-market equity program as described in Note 18.

c.	Effective tax rate for the year ended December 31:

2021
Income tax expense at statutory rate of 26.5%	$11,299
Increase in taxes resulting from:
Foreign rate differential	383
Prior year	(516)
Non-deductible expenses and other	12,996
Deferred tax asset previously not recognized	(3,655)
$20,507

NOTE 17: ASSET RETIREMENT PROVISION

As of December 31, 2021, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $391, discounted to present value of $319 using a discount rate of 8% over the lease periods, which were estimated to range from one to seven years depending on the location. An amount of $80 was reclassified from asset retirement provision to trade payables and accrued liabilities as the obligation is expected to come due within 12 months.

32

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 18: SHARE CAPITAL

	Authorized	Issued and outstanding at
	December 31, 2021	December 31, 2021	December 31, 2020
	Number of shares
Common shares of no par value	Unlimited	194,805,893	88,939,359

Details of the outstanding warrants are as follows:

	2021		2020
	Number of	Weighted average exercise	Number of	Weighted average exercise
	warrants	price (USD)	warrants	price (USD)
Outstanding, January 1,	6,052,918	$0.41	6,716,668	$0.44
Granted	40,332,368	3.36	336,250	0.40
Exercised	(26,957,489)	3.43	(1,000,000)	0.40
Outstanding, December 31,	19,427,797	$4.16	6,052,918	$0.41

Dominion Capital

As described in Note 14, in January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,577 Common Shares.

In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

In addition to the loan modifications described in Note 14, a cashless exercise feature was authorized for the warrants issued in connection with Tranche #2 and Tranche #3, which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The derecognition of warrants containing the authorized cashless exercise feature resulted in a non-cash loss on revaluation of warrants of $2,466 included in net financial expenses for the year ended December 31, 2021 (December 31, 2020: $3,876).

The Black Scholes model and the inputs below were used in determining the values of the warrants relating to Tranche #2 and Tranche #3, prior to their derecognition:

	Remeasurement on settlement of warrant liability
Exercise date	January 7, 2021	January 25, 2021	February 11, 2021
Dividend yield (%)	—	—	—
Expected share price volatility (%)	131%	138%	136%
Risk-free interest rate (%)	0.25%	0.25%	0.25%
Expected life of warrants (years)	0.92	0.42	0.71
Share price (CAD)	3.00	3.25	4.40
Exercise price (CAD)	0.51	0.39	0.51
Fair value of warrants (USD)	—	—	—
Quantity of warrants exercised	250,000	1,666,667	916,667

33

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 18: SHARE CAPITAL (Cont.)

Private placements

In January, February and May 2021, the Company completed four private placements for total gross proceeds of $155,000,000 CAD in exchange for 40,187,121 Common Shares and 36,649,385 warrants to purchase Common Shares:

Closing Date	January 7, 2021		January 14, 2021		February 10, 2021		May 20, 2021
Gross proceeds (CAD)	20,000,000		20,000,000		40,000,000		75,000,000
Common shares issued	8,888,889		5,586,593		11,560,695		14,150,944
Warrants issued*	8,888,889		5,586,593		11,560,695		10,613,208
Warrant strike price	2.75	CAD	3.10	USD	3.01	USD	4.87	USD
Warrant life (years)	3		3.5		3.5		3
Commission paid	8%		8%		8%		8%
Broker warrants issued*	711,111		446,927		924,586		1,132,076
Broker warrant strike price	2.81	CAD	3.53	USD	3.39	USD	5.49	USD
Broker warrant life (years)	3		3.5		3.5		3

*	All warrants issued are for the purchase of one common share in the Company

In February 2021, 8,888,889 warrants and 615,111 of the 711,111 broker warrants related to the private placement that closed on January 7, 2021, were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20,611 (26,172,000 CAD).

In March 2021, 5,027,933 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,027,933 common shares for proceeds of approximately $15,587. In addition, 800,000 of the 924,586 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2,712.

In August 2021, 5,404,625 warrants related to the private placement closed on February 7, 2021, were exercised resulting in the issuance of 5,404,625 common shares for proceeds of approximately $16,268.

In total, 20,736,558 warrants relating to the private placements have been exercised resulting in the issuance of 20,736,558 common shares for proceeds of $55,178.

The warrants issued in connection with the private placement closed on January 7, 2021 had a strike price denominated in Canadian dollars, which is different from the Company’s functional currency of the U.S. dollar. As a result, fluctuations in the Canadian to U.S. dollar exchange rate could result in the Company receiving a variable amount of cash in its functional currency in exchange for the exercise of warrants and issuance of shares. The possibility of variation in the settlement price in the Company’s functional currency results in the warrants being classified as a liability that is measured at fair value through profit or loss. This accounting treatment does not apply to the broker warrants issued in Canadian dollars as warrants issued in exchange for goods or services are generally accounted for as equity with no remeasurement required.

34

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 18: SHARE CAPITAL (Cont.)

The Black Scholes model and the inputs below were used in determining the values of the warrants prior to their derecognition which resulted in a non-cash loss on revaluation of warrants of $17,058 included in net financial expenses.

	Initial recognition	Remeasurement on settlement of warrant liability
Measurement date	January 7, 2021	February 16, 2021	February 22, 2021	February 26, 2021
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)	132%	137%	141%	141%
Risk-free interest rate (%)	0.25%	0.25%	0.25%	0.25%
Expected life of warrants (years)	0.5	0.38	0.38	0.38
Share price (CAD)	2.50	4.67	6.55	5.45
Exercise price (CAD)	2.75	2.75	2.75	2.75
Fair value of warrants (USD)	0.65	1.88	3.24	2.44
Quantity of warrants exercised	8,888,889	888,889	5,000,000	3,000,000

Employee Stock Options

During the year ended December 31, 2021, employees, directors, consultants and former employees exercised stock options to acquire 6,073,585 common shares resulting in proceeds of approximately $6,177 being paid to the Company.

An additional 414,508 common shares were issued in connection with the business combination described in Note 4, and 1,771 other common shares were issued during the year ended December 31, 2021.

At-The-Market Equity Program

Bitfarms commenced an at-the-market equity program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000. During the year ended December 31, 2021, the Company issued 23,922,928 common shares in exchange for gross proceeds of $150,296 at an average share price of approximately $6.28USD. The Company received net proceeds of $145,601 after paying commissions of $4,509 to the Company’s agent and $186 in other transaction costs.

NOTE 19: FINANCIAL INSTRUMENTS

a.	Financial assets at amortized cost:

	December 31,
	2021	2020
Trade receivables, net	$1,038	$1,103

35

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 19: FINANCIAL INSTRUMENTS (Cont.)

b.	Financial liabilities at amortized cost:

	December 31,
	2021	2020
Trade payables and accrued liabilities	$14,480	$2,696
Credit facility	60,002	—
Long-term debt	11,167	17,345
Lease liabilities	13,573	11,023
	$99,222	$31,064

The carrying amounts of trade receivables, trade payables and accrued liabilities, credit facility and long-term debt presented in the tables above, are a reasonable approximation of their fair value.

c.	Risk management policy:

The Company is exposed to foreign currency risk, credit risk and liquidity risk. The Company’s senior management monitors these risks.

d.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all of its cryptocurrency mining revenues, most of its capital expenditures and most of its financing are primarily measured or transacted in US dollars. The Company is exposed to variability in the Canadian dollar and Argentine peso to US dollar exchange when making expenditures payable in Canadian dollars and Argentine pesos. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. A 5% increase or decrease in the USD/CAD and USD/ARS exchange rates may have an impact of an increase or decrease of $1,162 on retained earnings at December 31, 2021 (December 31, 2020: $255).

Amounts denominated in Canadian dollars and Argentine pesos included in the consolidated statements of financial position, presented in U.S. dollars in thousands, are as follows:

	December 31,
	2021		2020
	CAD	ARS	CAD	ARS
Cash	$3,475	$952	$2,670	$—
Other assets	4,374	23	500	—
Trade receivables	1,038	—	923	—
Long-term deposits, equipment prepayments and other	902	2,067	—	—
Trade payables and accrued liabilities	(4,964)	(718)	(2,449)	—
Taxes payable	(10,226)	(1,659)	(316)	—
Deferred tax liability	(8,462)	—	—	—
Long-term debt	(126)	—	(253)	—
Lease liabilities	(9,678)	—	(5,957)	—
Asset retirement provision	(239)	—	(209)	—
	$(23,906)	$665	$(5,091)	$—

36

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 19: FINANCIAL INSTRUMENTS (Cont.)

As described in Note 11, Included in long-term deposits, equipment prepayments and other is refundable Argentine value-added tax (VAT), most of which the Company does not expect to realize within the next 12 months. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

e.	Credit risk:

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. There is a risk of suppliers of mining hardware failing to meet their contractual obligations, that may result in late deliveries or significant long-term deposits and equipment prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger more established suppliers with whom the company has existing relationships and knowledge of their reputation in the market, as described in Note 11. The Company also insures the majority of its construction deposits for the Argentina facility in order to mitigate the risk of supplier’s not meeting their contractual obligations. The risk regarding cash and cash equivalents is mitigated by holding the majority of the Company’s cash and cash equivalents through a Canadian chartered bank. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

f.	Liquidity risk:

Liquidity risk is a risk that the Company will not be able to pay its financial obligations when they are due. The Company has significant commitments with suppliers of mining hardware described in Note 11 which are not included in the financial obligations outlined below. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables and the credit facility are less than three and six months, respectively. Long-term debt and the credit facility include financial obligations with contractual maturities as follows, inclusive of interest on the long-term debt, as of December 31, 2021:

December 31,
2021
2022	$73,950
2023	896
2024 and thereafter	40
$74,886

37

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 19: FINANCIAL INSTRUMENTS (Cont.)

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of December 31, 2021:

December 31,
2021
2022	$5,431
2023	2,553
2024	1,820
2025	1,692
2026 and thereafter	6,023
$17,519

Movement in long-term debt for the years ending December 31, 2021 and 2020 is as follows:

	December 31,
	2021	2020
Balance as of January 1,	$17,345	$15,723
Conversion of lease liabilities	3,904	—
Issuance of long-term debt	14,227	84
Payments	(22,382)	(3,673)
Interest on long-term debt	1,883	5,335
Conversion of long-term debt and loan modification	(5,000)	(124)
Derecognition of embedded derivative	1,190	—
	$11,167	$17,345

NOTE 20: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,	December 31,
	2021	2020
Trade payables and accrued liabilities:
Directors’ remuneration	$19	$31
Director and senior management incentive plan	1,465	—
	$1,484	$31

Lease liabilities:
Companies controlled by directors	$1,357	$1,695

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

38

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 20: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Transactions with related parties during the year ended December 31, 2021:

1.	The Company made rent payments totaling approximately $475 for the year ended December 31, 2021, (for the year ended December 31, 2020: $440) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

2.	The Company entered into consulting agreements with two directors. The consulting fees totaled approximately $625 for the year ended December 31, 2021, (for the year ended December 31, 2020: $379).

The transactions described above were incurred in the normal course of operations. These transactions are included in consolidated statements of profit or loss and comprehensive profit and loss as follows:

	Year ended December 31,
	2021	2020
General and administrative expenses	$625	$379
Net financial expenses	126	145
	$751	$524

c.	Compensation of key management and directors:

Key management includes the Company’s Directors, Chief Officers and Vice Presidents. The remuneration paid to directors and other members of key management personnel, to the extent that they are not included in the consulting agreements described in Note 20b, are as follows:

	Year ended December 31,
	2021	2020
Short-term benefits*	$5,004	$1,326
Share-based payments	21,174	1,611
	$26,178	$2,937

*	Short-term benefits includes an incentive plan adopted by the Company in 2021 to reward certain directors and members of senior management with a total of 50 Bitcoins.

NOTE 21: CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are to ensure its ability to maximize the return to its shareholders. The Company’s definition of capital includes all components of equity. Capital for the reporting period is summarized in Note 18 and in the consolidated statement of changes in equity. In order to meet its objectives, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risk characteristics of the underlying assets. These objectives will be achieved by maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations and ensuring sufficient liquidity to pursue organic growth. In order to maintain or adjust the capital structure, the Company may issue new common shares or debt.

39

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 22: SUBSIDIARIES

In 2011, Bitfarms Ltd. (Israel) established AU Acquisition VI, LLC (“AU”) which is incorporated in the State of Nevada, USA, and is wholly owned and controlled by the Company. AU is registered as the legal owner of the mineral assets, Hidden Lake and Victorine. Also, in 2011, Bitfarms established Pembroke & Timberland, LLC (“Pembroke”) in the State of Maine, USA, which is also wholly owned and controlled by the Company. Pembroke is registered as the legal owner of the Pembroke mineral asset as described in Note 9d.

In 2021, Backbone established Backbone Hosting Solutions (USA) Inc. (“Backbone USA”) which is incorporated in the State of Delaware, USA, and is wholly owned and controlled by Backbone.

In 2021, Backbone established Backbone Paraguay which is incorporated in Asuncion, Paraguay, and is owned and controlled 90% and 10% by Backbone and Bitfarms Ltd., respectively. Backbone established Backbone Argentina which is incorporated in Buenos Aires, Argentina and is wholly owned and controlled by Backbone.

In 2021, Bitfarms Ltd. established 2872246 Ontario Inc. (“ON”) which is incorporated in the Province of Ontario, Canada, and is wholly owned and controlled by the Company. ON is registered as the legal owner of Backbone Mining Solutions LLC as described in Note 4.

Company name	Security type	Main place of business	Securities	Equity	Voting
AU	Ordinary shares	USA	100%	100%	100%
Pembroke	Ordinary shares	USA	100%	100%	100%
Volta	Ordinary shares	CDA	100%	100%	100%
Backbone	Ordinary shares	CDA	100%	100%	100%
Backbone Argentina	Ordinary shares	ARG	100%	100%	100%
Backbone Paraguay	Ordinary shares	PAR	100%	100%	100%
Backbone Mining	Ordinary shares	USA	100%	100%	100%
ON	Ordinary shares	CDA	100%	100%	100%
Backbone USA	Ordinary shares	USA	100%	100%	100%

Excluding the mineral assets with a carrying amount of $7,200, substantially all of the other assets, liabilities, revenues, expenses and cash flows in the consolidated financial statements are those of Backbone, Backbone Argentina, Backbone Paraguay, Backbone Mining and of Volta. See Note 26 for geographic information of revenues and property, plant and equipment.

40

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 23: NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of net earnings (loss) per share:

	2021		2020
	Weighted average shares outstanding	Net income attributable to the shareholders of the Company	Weighted average shares outstanding	Net income attributable to the shareholders of the Company
	Number of shares (in thousands)		Number of shares (in thousands)
Total shares for the calculation of basic earnings per share	157,652	—	84,915	—
The effect of dilutive potential ordinary shares	11,741	—	—	—
Total shares for the calculation of diluted earnings per share	169,393	—	84,915	—
Net income (loss) for the calculation of basic and diluted earnings (loss) per share	—	$22,130	—	$(16,289)

For the year ended December 31, 2020, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the year ended December 31, 2020, would have totalled approximately 385,000.

	Year ended December 31,
	2021	2020
Basic earnings (loss) per share	0.14	(0.19)
Diluted earnings (loss) per share	0.13	(0.19)

NOTE 24: SHARE-BASED PAYMENT

The share-based payment expense recognized in the financial statements for employee services received is as follows:

	December 31,
	2021	2020

Equity-settled share-based payment plans	$22,585	$2,201

41

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 24: SHARE-BASED PAYMENT (Cont.)

The share-based payment transactions entered into between the Company and its employees and service providers during the year ended December 31, 2021 are described below. During the year ended December 31, 2021, the Board of Directors approved stock option grants to purchase 10,775,000 common shares in accordance with the stock option plans adopted on June 20, 2019 and May 18, 2021. All options issued to employees become exercisable when they vest and can be exercised for a period of 5 years from the date of the grant. In addition, the Board of Directors approved the grant of 200,000 Restricted Stock Units (RSUs) to certain members of senior management which vest ratably, on an annual basis, over a three-year period. The value of the RSUs on the grant date was $4.05 per unit.

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March, 2021	June 2, 2021	June 29, 2021	Nov. 19, 2021	Dec. 8, 2021	Dec. 24, 2021
Dividend yield (%)	—	—	—	—	—	—
Expected share price volatility (%)	135%	139%	139%	141%	140%	139%
Risk-free interest rate (%)	0.25%	0.30%	0.47%	0.86%	0.99%	0.97%
Expected life of stock options (years)	3	3	3	3	3	3
Share price (CAD)	6.39	5.45	5.01	9.81	8.13	7.41
Exercise price (CAD)	6.39	5.45	5.01	9.81	8.13	7.41
Fair value of options (USD)	3.80	3.44	3.16	5.97	4.93	4.42
Vesting period (years)	2	1.5	1.5	1.5	1.5	1.5
Quantity of options granted	65,000	364,050	7,355,950	120,000	2,750,000	120,000

Details of the outstanding stock options as of December 31, 2021 and 2020, are as follows:

	2021		2020
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	8,100,221	0.72	8,345,000	1.06
Granted	10,775,000	5.91	5,224,600	0.65
Exercised	(6,073,585)	1.27	(2,714,379)	0.75
Forfeited	(251,225)	3.41	(1,860,000)	1.10
Expired	(3,678)	0.99	(895,000)	0.96
Outstanding, December 31,	12,546,733	5.06	8,100,221	0.72
Exercisable, December 31,	5,675,558	4.57	4,717,551	1.16

The weighted average contractual life of the stock options as at December 31, 2021 was 4.3 years (December 31, 2020: 4 years).

42

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 25: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

a.	Additional details to the components of cost of sales expenses are as follows:

	Year ended December 31,
	2021	2020
Energy and infrastructure	$30,195	$18,299
Depreciation and amortization	24,476	11,486
Purchases of electrical components	1,973	1,138
Electrician salaries and payroll taxes	1,727	907
	$58,371	$31,830

b.	Additional details to the components of general and administrative expenses are as follows:

	Year ended December 31,
	2021	2020
Salaries and share based payment	$30,334	$4,864
Professional services	6,985	1,962
Advertising and promotion	174	38
Insurance and other	4,920	822
Travel, motor vehicle and meals	423	211
Hosting and telecommunications	402	353
	$43,238	$8,250

c.	Additional details to the components of net financial expenses are as follows:

	Year ended December 31,
	2021	2020
Loss on revaluation of warrants	$19,524	$3,876
Loss (gain) on embedded derivative	2,641	(973)
Gain on disposition of marketable securities*	(6,149)	—
Loss on currency exchange	647	238
Interest on long-term debt	1,907	5,335
Interest on lease liabilities	1,513	769
Warrant issuance costs	668	—
Other financial expenses	252	141
	$21,003	$9,386

*	During the year ended December 31, 2021, the Company funded its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to a subsidiary in Argentina that it controls. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in Pesos exceeds the amount of Pesos the Company would have received from a direct foreign currency exchange.

43

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 26: GEOGRAPHICAL INFORMATION

a.	Revenues

Year ended December 31,
2021
Canada	$153,265
USA	16,226
$169,491

b.	Property, Plant And Equipment

December 31,
2021
Canada	$83,402
USA	51,672
Argentina	665
Paraguay	1,111
$136,850

NOTE 27: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Year ended December 31,
	2021	2020
Changes in working capital components:
Decrease in trade receivables, net	$64	$5
Decrease (increase) in other current assets	(4,703)	898
Increase in electrical component inventory	(379)	(34)
Decrease (increase) in long-term deposits	(613)	206
Increase in trade payables and accrued liabilities	9,244	109
Increase in taxes payable	11,777	2,059
	$15,390	$3,243
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	$8,682	$5,878
Purchase of property, plant and equipment financed by short-term credit	$2,802	$646
Extinguishment of warrant liability and long-term debt through share issuance	$24,322	$—
Issuance of shares in connection with business combination	$3,676	$—
Deferred tax recovery related to equity issuance costs	$4,287	$—

44

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and digital assets)

NOTE 28: COMPARATIVE FIGURES

Certain figures in the comparative period consolidated statements of financial position, consolidated statements of profit or loss and comprehensive profit or loss, consolidated statements of changes in equity and consolidated statements of cash flows have been reclassified to meet the current presentation.

NOTE 29: SUBSEQUENT EVENTS

At-The-Market Equity Program

During the period from January 1, 2022, to March 25, 2022, the Company issued 6,445,709 common shares in exchange for gross proceeds of $25,606 at an average share price of approximately 3.97 USD. The Company received net proceeds of $24,813 after paying commissions of $793 to the Company’s agent. See Note 18 for further details to the Company’s at-the-market equity program.

Purchase of Digital Assets

On January 6, 2022, the Company purchased 1,000 BTC for $43,237.

Equipment Financing

On February 24, 2022, the Company entered into a $32,000 equipment financing agreement with BlockFi Lending LLC. This loan bears interest at 14.5% for a period of 2 years and is secured by 6,100 Bitmain S19j Pros. The loan will be repaid with average monthly payments of $1,537.

45